SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                   FORM 6-K
                               ---------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 7, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
                   ----------------------------------------


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                 Form 20-F    X              Form 40-F
                           --------                    --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes                            No    X
                          --------                     --------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

                   CNOOC and BG Join Hands in Offshore China

(Hong Kong, June 7, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that its parent company, China National Offshore Oil Corporation (CNOOC) has inked two production sharing contracts (PSC) with BG Group (BG) for deepwater blocks 64/11 and 53/16 in the Western South China Sea. In the meantime, a Geophysical Survey Agreement (GSA) on block 41/06 in the Eastern South China Sea has been signed between the two parties.


Both of the PSC blocks are located in the Qiong Dong Nan basin, and block 41/06 is in the Pearl River Mouth Basin. These three blocks are on the list of 12 blocks CNOOC offered for cooperation in 2002, covering a total area of approximately 25,800 square kilometers in water depth ranging form 180 to 2100 meters.


This is the first step for CNOOC and BG to cooperate in offshore China. Previously, four deepwater contracts have already been signed between CNOOC and its foreign partners.


Under the terms of the contracts, BG will conduct 2D and 3D seismic in Block 64/11 and 53/16, and drill 1 exploration well during the first phase of the exploration period on each block. BG will retain 100 percent interests during the exploration phase and the Company has the right to participate up to 51% working interest in any commercial discoveries in the blocks.


According to the GSA on Block 41/06, BG is committed to acquire 2D seismic data and conduct processing and interpretation of current data.


Mr. Fu Chengyu, Chairman and CEO of the Company said, "We welcome BG's decision to join us in exploring the deep water potential offshore China. I expect a successful partnership, which would bring value to both companies. "
                                    - End -


Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.


                                *** *** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.


                                *** *** *** ***

For further enquiries, please contact:


Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------


Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com
        ----------------------

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Victor Zhikai Gao
                                      ---------------------
                                      Name: Victor Zhikai Gao
                                      Title:  Company Secretary



Dated: June 7, 2006